

04003411

BB 3/11

Cm 3,22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53679

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Order Execution Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

194 Nassau Street

(No. and Street)

Princeton	New Jersey	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Frazzitta   (609) 430-4682

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC

(Name – *if individual, state last, first, middle name*)

120 Albany Street, Suite 201	New Brunswick	NJ	08901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL RECEIVED MAR 1 2004 WASH. D.C. 160

PROCESSED MAR 23 2004 THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __David M. Scheckel_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Order Execution Services, LLC_____ , as

of _____ __December 31__, 20 __03____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

<p style="text-align:center">NONE</p>

_____

_____

_____

_____
Signature

Chief Executive Officer/Member
_____
Title

_____
Notary Public

TRACY O. LeBLON
Notary Public of New Jersey
My Commission Expires July 31, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants



Public Report

ORDER EXECUTION SERVICES, LLC

Statement of Financial Condition
and Independent Auditors' Report

DECEMBER 31, 2003



'ithumSmith+Brown
Professional Corporation
ertified Public Accountants and Consultants

20 Albany Street
;uite 201
Jew Brunswick, New Jersey 08901 USA
32 828 1614 . fax 732 828 5156
vww.withum.com

.dditional Offices in New Jersey
.nd Pennsylvania

INDEPENDENT AUDITORS' REPORT

To the Members,
Order Execution Services, LLC:

We have audited the statement of financial condition of Order Execution Services, LLC, as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Order Execution Services, LLC, as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Withum Smith + Brown, PC

February 19, 2004



ORDER EXECUTION SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and Cash Equivalents	$ 196,720
Deposits at Clearing Organizations and Others (cash of $801,329 and securities of $36,000)	837,329
Receivables from Broker-Dealers and Clearing Organizations	52,403
Receivables from Customers, Net of Allowance for Doubtful Accounts of $42,654	182,282
Equipment, Furniture, Fixtures and Improvements at Cost, Net of Accumulated Depreciation and Amortization of $429,819	727,424
Other Assets	94,820
TOTAL ASSETS	**$2,090,978**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 153,748
Accrued expenses and other current liabilities	448,597
Total Liabilities	602,345
Commitments	
Subordinated Borrowings	535,333
Members' Equity	953,300
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$2,090,978**

The accompanying notes are an integral part of this financial statement.

Note A - Organization:

Order Execution Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Pacific Exchange, Inc. (PCX). The Company was formed under the Limited Liability Company laws of the State of New Jersey in 2001. The Company is primarily engaged in providing listed order executions to regional broker-dealers for which it receives commissions. The Company is a member of the Chicago Stock Exchange, the Boston Stock Exchange, the Philadelphia Stock Exchange, the Pacific Exchange and the Archipelago Exchange.

Note B - Significant Accounting Policies:

Revenue Recognition
The Company records proprietary transactions in securities and the related revenue and expenses on a trade-date basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Equipment, Furniture, Fixtures and Improvements
Equipment, furniture, fixtures and improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Amortization is provided on the straight-line method over the lesser of the useful life or the lease term. Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred. Expenditures for betterments and major renewals are capitalized and, therefore are included in equipment, furniture, fixtures and improvements.

Concentration of Credit Risk
The Company maintains cash balances with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and considers the Company's risk negligible.

Straight-Line Rent
The Company recognizes rental expense on a straight-line basis over the term of the building lease.

Receivables and Credit Policy
Receivables are obligations due from customers under terms requesting payments up to sixty days from the service date, depending on the customer. The Company does not accrue interest on unpaid receivables. Customer receivable balances with invoice dates over ninety days are reviewed for delinquency. Management reviews these accounts taking into consideration the size of the outstanding balance and the past history with the customer. The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected.

Payments of accounts receivable are allocated to specific invoices identified on the customer's remittance advice or, if unspecified, are applied to earliest unpaid invoices.

Note C - Equipment, Furniture, Fixtures and Improvements:

The equipment, furniture, fixtures and improvements are summarized as follows at December 31, 2003:

Computer Equipment	$ 670,826
Computer Software	454,585
Furniture and Fixtures	7,979
Leasehold Improvements	23,853
Total Equipment, Furniture, Fixtures and Improvements	1,157,243
Less Accumulated Depreciation and Amortization	429,819
Equipment, Furniture, Fixtures and Improvements, Net	$ 727,424

Depreciation and amortization expense amounted to $281,932 for the year ended December 31, 2003.

Note D - Financial Instruments:

The Company has options to purchase membership units in a privately held Delaware Limited Liability Company, with whom the Company conducts business. The options and units are not publicly traded and do not have a readily determinable value; therefore the Company has assigned no value to these options.

Note E - Subordinated Borrowing and Related Party Transactions:

The Company has subordinated notes outstanding at December 31, 2003 in the amounts of $248,333 and $287,000, which mature on March 31, 2007 and December 31, 2007, respectively. These notes are due to an immediate family member of one of the members of the Company and bear interest at 8 and 9 percent per annum. Interest expense incurred, but not paid, on these loans amounted to $24,469 for the year ended December 31, 2003.

Note F - Commitments:

The Company is liable under long-term operating leases for membership seats on various exchanges, office space and office equipment from unrelated parties.

Aggregate minimum annual lease commitments of the Company under non-cancelable operating leases as of December 31, 2003 are as follows:

Year	Amount
2004	$ 233,454
2005	204,755
2006	192,004
2007	192,004
2008	192,004
2009 and thereafter	384,008
Total Minimum Lease Payments	$1,398,229

The rent expense for the Company relating to these leases was $251,839 for the year ended December 31, 2003.

A party has threatened action pertaining to the assignment of certain property. The Company believes the assertion to be without merit but is participating in negotiations to settle the dispute. The Company believes the potential amount involved not to be material to these financial statements.

Note G - Income Taxes:

The income of the Company is included in the current taxable income of the members. Consequently, net income is presented without a provision for income taxes.

Note H - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2003, the Company had net capital of $660,087, which was $619,931 in excess of its required net capital of $40,156.

Note I - Retirement Plan:

The Company has a thrift and savings plan for salaried employees meeting certain service requirements, which qualifies under Section 401(k) of the Internal Revenue Service Code. The Company's matching contributions to this plan are discretionary. In addition, the plan allows for discretionary profit sharing contributions to be made for all eligible employees meeting service and age requirements. The Company did not make a matching or profit sharing contribution to the plan for the year ended December 31, 2003.

Note J - Off-Balance-Sheet Risk:

In the normal course of business, the Company's customer activities include the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note K - Concentrations:

Approximately 88 percent of the Company's net revenues were provided by commissions on trades cleared through one clearing broker.

Note L - Related Party Transactions:

The Company leases communication lines from an affiliated Company owned by the members and an officer of the Company. The lease is month to month and provides for monthly payments of $6,000 under the current arrangement. The Company paid $42,000 to this affiliate, which is included in communications expense in the statement of income.

The Company paid $53,054 in interest on Members' capital accounts, which is included in interest expense in the statement of income.